As filed with the Securities and Exchange Commission on February 14, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE
THE SECURITIES EXCHANGE ACT OF 1934
[AMENDMENT NO. 2]

INDIGO N.V.
(Name of the Issuer)

HEWLETT-PACKARD COMPANY

HEWLETT-PACKARD ERSTE VERMÖGENSVERWALTUNGS-
UND BETEILIGUNGSGESELLSCHAFT MBH
(Offerors)

INDIGO N.V.
(Issuer)

BENZION LANDA
(Names of Persons Filing Statement)

COMMON SHARES,
PAR VALUE NLG 0.04 PER SHARE
(Title of Class of Securities)

N44495104
(CUSIP Number of Class of Securities)

Carleton S. Fiorina Chairman of the Board and Chief Executive Officer Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Benzion Landa Chairman of the Board and Chief Executive Officer Indigo N.V. 5 Limburglaan 6221 SH Maastricht, The Netherlands (011) 31 43 356 5656
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons Filing Statement)

Copies to:

Ann O. Baskins, Esq. Charles N. Charnas, Esq. Ross N. Katchman, Esq. Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Larry W. Sonsini, Esq. Aaron J. Alter, Esq. Steve L. Camahort, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Dennis J. Friedman, Esq. Barbara L. Becker, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166-0193 (212) 351-4000

This statement is filed in connection with (check the appropriate box):

a. ☐
The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b. ☒	The filing of a registration statement under the Securities Act of 1933.

c. ☒	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of Filing Fee(2)

$800,155,568	$196,549

(1)
Estimated solely for purposes of calculating the filing fee required by the Securities Exchange Act of 1934, as amended, and computed pursuant to Rules 0-11(d) and 0-11(a)(4) under the Exchange Act based on (i) $7.115, the average of the high and low price per share prices of common shares, par value NLG 0.04 per share, of Indigo N.V., a Dutch corporation, as reported on the Nasdaq National Market on February 8, 2002, and (ii) the maximum number of common shares of Indigo to be tendered in connection with the exchange offer described herein.

(2)	One-fiftieth of 1% of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $196,549	Filing Party: Hewlett-Packard Company
Form or Registration No.: 333-73786	Date Filed: November 20, 2001, as amended on January 25, 2002 and February 14, 2002

This transaction statement on Schedule 13E-3 is being filed jointly by Hewlett-Packard Company, a Delaware corporation, Indigo N.V., a corporation organized under the laws of The Netherlands, and Benzion Landa, the Chairman of the Board and Chief Executive Officer of Indigo N.V.

This transaction statement relates to the offer by HP, through Hewlett-Packard Erste Vermôgensverwaltungs- und Beteiligungsgesellschaft mbH, a newly-purchased indirect subsidiary of HP, to acquire each issued and outstanding common share, par value NLG 0.04 per share, of Indigo not already owned by HP or its affiliates. The exchange offer has not yet commenced and will be made pursuant to an offer agreement, dated as of September 6, 2001, as amended on February 13, 2002, by and between HP and Indigo. At the election of each tendering Indigo shareholder subject to the allocation mechanism described in the offer agreement, each Indigo common share will be exchanged for either (1) $7.50 in HP common stock, subject to adjustment, or (2) $6.00 in HP common stock, subject to adjustment, and one contingent value right, which is referred to as a CVR. As described in more detail in the offer agreement, each CVR will entitle its holder to a contingent cash payment in 2005 from Hewlett-Packard Erste Vermôgensverwaltungs- und Beteiligungsgesellschaft mbH of up to $4.50 if our consolidated net revenues from the sale or lease of LEP Digital Press Products and Consumables (as such terms are defined in the contingent value rights agreement) reach specified revenue milestones over a three-year period, which will begin after completion of the exchange offer. The amount paid under each CVR increases linearly from $0 to $4.50 as the cumulative revenue increases from $1.0 billion to $1.6 billion during the three-year period. No payment will be made under the CVR if the cumulative revenue is less than or equal to $1.0 billion. No payment in excess of $4.50 will be made under the CVR if the cumulative revenue is greater than $1.6 billion. HP will guarantee the contingent payment obligations of its subsidiary under the CVRs.

The amount of HP common stock to be issued in each case will be determined by dividing $7.50 or $6.00, as the case may be, by the average closing sales price of HP common stock on the New York Stock Exchange during the twenty consecutive trading days ending on the trading day on which the third most recent closing of the U.S. markets prior to the expiration of the exchange offer occurs. The total number of Indigo common shares that may be exchanged for each of the above-described elections is limited, as described in the offer agreement. If either election is oversubscribed, Indigo’s shareholders who have tendered into the exchange offer will be subject to allocation to comply with the ceiling on the number of common shares associated with each election as described in the offer agreement.

The transactions described above are described in more detail in a registration statement on Form S-4 that HP has filed with the Securities and Exchange Commission. HP will also file with the Securities and Exchange Commission a tender offer statement on Schedule TO relating to the transactions described above. The terms and conditions of the exchange offer are set forth in the prospectus which is a part of the registration statement, and the related election form/letter of transmittal, copies of which are incorporated by reference as Exhibits (a)(1)(i) and (a)(1)(ii) hereto.

All information contained in this transaction statement concerning HP and its subsidiary has been supplied by HP. All information contained in this transaction statement concerning Indigo has been provided by Indigo. All information contained in this transaction statement concerning Benzion Landa has been provided by Benzion Landa.

Item 1 through Item 15.

All of the information in the prospectus and the related election form/letter of transmittal, and any prospectus supplement or other supplement thereto related to the exchange offer hereafter filed with the Securities and Exchange Commission by HP, is hereby incorporated by reference in answer to Items 1 through 15 of this transaction statement on Schedule 13E-3. The prospectus is in preliminary form and is subject to completion and amendment.

Item 16.    Exhibits.

Items 1016 (a), (b), (c), (d), (f) and (g) of Regulation M-A.

Exhibit Number	Description

(a)(1)(i)
Prospectus, included as part of the Registration Statement on Form S-4 filed by Hewlett-Packard Company with the Securities and Exchange Commission on November 20, 2001, as amended on January 25, 2002 and February 14, 2002.(1)

(a)(1)(ii)	Form of Election Form/Letter of Transmittal.(2)

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.(2)

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(2)

(a)(1)(v)	Form of Letter to Clients.(2)

(a)(1)(vi)	Form of Guidelines for Certification of Taxpayer Number on Substitute Form W-9.(2)

(a)(2)	Recommendation Statement on Schedule 14D-9 of Indigo N.V.*

(a)(3)	None, other than this Transaction Statement.

(a)(4)	See Exhibit (a)(1)(i).

(a)(5)	Joint Press Release issued by Hewlett-Packard Company and Indigo N.V. on September 6, 2001.(3)

(b)	None.

(c)(i)	Consent of Gleacher & Co. LLC to the use of its opinion dated September 6, 2001, to the Combined Board of Indigo N.V. in the prospectus.(2)

(c)(ii)	Opinion of Gleacher & Co. LLC dated September 6, 2001.(4)

(c)(iii)	Materials presented by Gleacher & Co. LLC to the Combined Board of Indigo N.V. on September 5, 2001, previously filed.

(c)(iv)	A preliminary draft of the presentation by Gleacher & Co. LLC to the Combined Board of Indigo N.V. on September 5, 2001, previously filed.

(c)(v)	A preliminary exhibit delivered by Gleacher & Co. LLC to the Combined Board of Indigo N.V. on July 25, 2001, previously filed.

(d)(i)	Offer Agreement, dated as of September 6, 2001, as amended on February 13, 2002, by and between Hewlett-Packard Company and Indigo N.V.(5)

(d)(ii)	Form of CVR Agreement, by and between a subsidiary of Hewlett-Packard Company and Chase Manhattan Bank and Trust Company, National Association.(6)

(d)(iii)	Form of Corporate Guaranty by Hewlett-Packard Company.(7)

(d)(iv)
Tender and Option Agreement, dated as of September 6, 2001, by and among Hewlett-Packard Company and Walthroup Corporation N.V., Visionvest Corporation N.V., Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd. and Deering Corporation N.V.(8)

(d)(v)	Tender and Option Agreement, dated as of November 7, 2001, by and between Hewlett-Packard Company and Oscar & Zlata Foundation.(8)

(d)(vi)	Tender Agreement, dated as of September 6, 2001, by and between Hewlett-Packard Company and S-C Indigo CV.(8)

(d)(vii)	Form of Tender Agreement by and between Hewlett-Packard Company and certain officers and directors of Indigo N.V.(8)

(d)(viii)	Voting Agreement, dated as of November 7, 2001, by and between Hewlett-Packard Company and Oscar & Zlata Foundation.(8)

Exhibit Number	Description

(d)(ix)	Voting Agreement and Irrevocable Proxy, dated as of September 6, 2001, by and between Hewlett-Packard Company and S-C Indigo CV.(8)

(d)(x)
Form of Voting Agreement and Irrevocable Proxy by and among Hewlett-Packard Company and Walthroup Corporation N.V., Visionvest Corporation N.V., Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd., Deering Corporation N.V. and certain officers and directors of Indigo N.V.(8)

(d)(xi)
Form of Affiliate Agreement by and among Hewlett-Packard Company and Walthroup Corporation N.V., Visionvest Corporation N.V., Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd. and Deering Corporation N.V.(8)

(d)(xii)	Stock Purchase Agreement, dated September 13, 2000, by and between Hewlett-Packard Europe B.V. and Indigo N.V.(9)

(d)(xiii)	Performance Warrant, dated October 17, 2000, granted by Indigo N.V. to Hewlett-Packard Europe B.V.(9)

(d)(xiv)	Registration Rights Agreement, dated as of October 17, 2000, by and between Hewlett-Packard Europe B.V. and Indigo N.V.(9)

(d)(xv)
Shareholders’ Agreement, dated September 13, 2000, by and among Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd., Visionvest Corporation N.V., Walthroup Corporation N.V., Deering Corporation N.V., S-C Indigo CV, Hewlett-Packard Europe B.V., Hewlett-Packard Company and Indigo N.V.(9)

(d)(xvi)	Acquisition Warrant, dated October 17, 2000, granted by Indigo N.V. to Hewlett-Packard Europe B.V.(9)

(f)	None.

(g)	None.

*	to be filed by amendment.
(1)	Incorporated by reference to Hewlett-Packard Company’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.
(2)	Incorporated by reference to the exhibits filed with Hewlett-Packard Company’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.
(3)	Incorporated by reference to Hewlett-Packard Company’s Form 425 filed with the Securities and Exchange Commission on September 7, 2001.
(4)
Incorporated by reference to Annex D to the Prospectus forming a part of Hewlett-Packard Company’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.

(5)
Incorporated by reference to Annex A to the Prospectus forming a part of Hewlett-Packard Company’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.

(6)
Incorporated by reference to Annex B-1 to the Prospectus forming a part of Hewlett-Packard Company’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.

(7)
Incorporated by reference to Annex B-2 to the Prospectus forming a part of Hewlett-Packard Company’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.

(8)
Incorporated by reference to Annex C to the Prospectus forming a part of Hewlett-Packard Company’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.

(9)	Incorporated by reference to the exhibits filed with Hewlett-Packard Company’s Schedule 13D filed with the Securities and Exchange Commission on October 27, 2000.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2002

HEWLETT-PACKARD COMPANY

By:	/s/ CHARLES N. CHARNAS

Name: Charles N. Charnas Title: Assistant Secretary

HEWLETT-PACKARD ERSTE VERMÖGENSVERWALTUNGS- UND BETEILIGUNGSGESELLSCHAFT MBH

By:	/s/ CHARLES N. CHARNAS

Name: Charles N. Charnas

Title: Managing Director

INDIGO N.V.

By:	/s/ BENZION LANDA

Name: Benzion Landa Title: Chairman of the Board and Chief Executive Officer

BENZION LANDA

By:	/s/ BENZION LANDA

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)
Prospectus, included as part of the Registration Statement on Form S-4 filed by Hewlett-Packard Company with the Securities and Exchange Commission on November 20, 2001, as amended on January 25, 2002 and February 14, 2002.(1)

(a)(1)(ii)	Form of Election Form/Letter of Transmittal.(2)

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.(2)

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(2)

(a)(1)(v)	Form of Letter to Clients.(2)

(a)(1)(vi)	Form of Guidelines for Certification of Taxpayer Number on Substitute Form W-9.(2)

(a)(2)	Recommendation Statement on Schedule 14D-9 of Indigo N.V.*

(a)(3)	None, other than this Transaction Statement.

(a)(4)	See Exhibit (a)(1)(i).

(a)(5)	Joint Press Release issued by Hewlett-Packard Company and Indigo N.V. on September 6, 2001.(3)

(b)	None.

(c)(i)	Consent of Gleacher & Co. LLC to the use of its opinion dated September 6, 2001, to the Combined Board of Indigo N.V. in the prospectus.(2)

(c)(ii)	Opinion of Gleacher & Co. LLC dated September 6, 2001.(4)

(c)(iii)	Materials presented by Gleacher & Co. LLC to the Combined Board of Indigo N.V. on September 5, 2001, previously filed.

(c)(iv)	A preliminary draft of the presentation by Gleacher & Co. LLC to the Combined Board of Indigo N.V. on September 5, 2001, previously filed.

(c)(v)	A preliminary exhibit delivered by Gleacher & Co. LLC to the Combined Board of Indigo N.V. on July 25, 2001, previously filed.

(d)(i)	Offer Agreement, dated as of September 6, 2001, as amended on February 13, 2002, by and between Hewlett-Packard Company and Indigo N.V.(5)

(d)(ii)	Form of CVR Agreement, by and between a subsidiary of Hewlett-Packard Company and Chase Manhattan Bank and Trust Company, National Association.(6)

(d)(iii)	Form of Corporate Guaranty by Hewlett-Packard Company.(7)

(d)(iv)
Tender and Option Agreement, dated as of September 6, 2001, by and among Hewlett-Packard Company and Walthroup Corporation N.V., Visionvest Corporation N.V., Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd. and Deering Corporation N.V.(8)

(d)(v)	Tender and Option Agreement, dated as of November 7, 2001, by and between Hewlett-Packard Company and Oscar & Zlata Foundation.(8)

(d)(vi)	Tender Agreement, dated as of September 6, 2001, by and between Hewlett-Packard Company and S-C Indigo CV.(8)

(d)(vii)	Form of Tender Agreement by and between Hewlett-Packard Company and certain officers and directors of Indigo N.V.(8)

(d)(viii)	Voting Agreement, dated as of November 7, 2001, by and between Hewlett-Packard Company and Oscar & Zlata Foundation.(8)

(d)(ix)	Voting Agreement and Irrevocable Proxy, dated as of September 6, 2001, by and between Hewlett-Packard Company and S-C Indigo CV.(8)

Exhibit Number	Description

(d)(x)
Form of Voting Agreement and Irrevocable Proxy by and among Hewlett-Packard Company and Walthroup Corporation N.V., Visionvest Corporation N.V., Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd., Deering Corporation N.V. and certain officers and directors of Indigo N.V.(8)

(d)(xi)
Form of Affiliate Agreement by and among Hewlett-Packard Company and Walthroup Corporation N.V., Visionvest Corporation N.V., Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd. and Deering Corporation N.V.(8)

(d)(xii)	Stock Purchase Agreement, dated September 13, 2000, by and between Hewlett-Packard Europe B.V. and Indigo N.V.(9)

(d)(xiii)	Performance Warrant, dated October 17, 2000, granted by Indigo N.V. to Hewlett-Packard Europe B.V.(9)

(d)(xiv)	Registration Rights Agreement, dated as of October 17, 2000, by and between Hewlett-Packard Europe B.V. and Indigo N.V.(9)

(d)(xv)
Shareholders’ Agreement, dated September 13, 2000, by and among Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd., Visionvest Corporation N.V., Walthroup Corporation N.V., Deering Corporation N.V., S-C Indigo CV, Hewlett-Packard Europe B.V., Hewlett-Packard Company and Indigo N.V.(9)

(d)(xvi)	Acquisition Warrant, dated October 17, 2000, granted by Indigo N.V. to Hewlett-Packard Europe B.V.(9)

(f)	None.

(g)	None.

*	to be filed by amendment.
(1)	Incorporated by reference to Hewlett-Packard Company’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.
(2)	Incorporated by reference to the exhibits filed with Hewlett-Packard Company’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.
(3)	Incorporated by reference to Hewlett-Packard Company’s Form 425 filed with the Securities and Exchange Commission on September 7, 2001.
(4)
Incorporated by reference to Annex D to the Prospectus forming a part of Hewlett-Packard Company’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.

(5)
Incorporated by reference to Annex A to the Prospectus forming a part of Hewlett-Packard Company’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.

(6)
Incorporated by reference to Annex B-1 to the Prospectus forming a part of Hewlett-Packard Company’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.

(7)
Incorporated by reference to Annex B-2 to the Prospectus forming a part of Hewlett-Packard Company’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.

(8)
Incorporated by reference to Annex C to the Prospectus forming a part of Hewlett-Packard Company’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.

(9)	Incorporated by reference to the exhibits filed with Hewlett-Packard Company’s Schedule 13D filed with the Securities and Exchange Commission on October 27, 2000.